November 15, 2005


Mr. Michael A. Bardell
Chief Financial Officer
Dynamic Oil & Gas, Inc.
#230-10991 Shellbridge Way
Richmond, British Columbia V6X 3C6
Canada

	Re:	Dynamic Oil & Gas, Inc.
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Response Letter dated September 14, 2005
      File No. 0-17551

Dear Mr. Bardell:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments.
Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Engineering Comments

Estimated Reserves of Crude Oil, Natural Gas and Natural Gas
Liquids,
page 28


1. Regarding response number 2 of your letter dated September 14,
2005
please disclose that the reserves determined under Canadian rule
NI
51-101 also meet the definition of proved reserves as found in Rule 4-
10(a) of Regulation S-X.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact James Murphy at (202) 551-3703 with questions
regarding engineering comments.     Please contact me at (202)
551-
3745 with any other questions.



								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Michael A. Bardell
Dynamic Oil & Gas, Inc.
November 15, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010